October 6, 2020

VIA EDGAR CORRESPONDENCE

John M. Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  ProShares Trust (the “Trust”) (File Nos. 811-21114 and 333-89822)

Dear Mr. Ganley:

On September 11, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 218 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 227 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”).1  The Amendment was filed for the purpose of adding a new ETF to the Trust – the ProShares MSCI Transformational Changes ETF (the “Fund”).

We received comments from you relating to the Amendment.  For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment.  The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

General
1.	Comment:Please update the series and class identifiers to reflect the Fund’s current name.
Response:The Trust will update the series and class identifies to reflect the Fund’s new name.
2.	Comment: Please complete the fee table and remove any brackets and/or blanks for the next 485A filing.
Response:The Trust will complete the fee table and update bracketed and/or blanks in its next 485A filing.
Principal Investment Strategies
3.	Comment:On page 4 under the “Food Revolution” transformational change, please clarify what is meant by “zoonotic disease mitigation.”
Response:The Trust has revised the disclosure as follows:

Food Revolution: Companies which provide products or services related to responsible and sustainable farming; plant-based foods and agricultural technology; biosecurity and zoonotic disease (disease transmitted between animals and humans) mitigation; and food delivery technology.

4.

Comment:At the end of the first full paragraph following the transformational changes bullet points, please revise in plain English the language relating to the sum of the Relevance Scores.  Further, investors may view the blank for the dollar amount as relating to a median market capitalization so this disclosure should be clarified.

Response:The Trust has revised the disclosure as follows:

Companies that use these keywords in their annual reports and associated business description information are assigned a “Relevance Score” based on the extent to which revenues or assets may be economically linked to products or services associated with a given Transformational Change. Companies selected for inclusion in the Index must either (a) be in the top quartile (25%) of companies which have Relevance Scores greater than 50% within a particular Transformational Change or (b) have the sum of the Relevance Scores for all Transformational Changes multiplied by market capitalization greater than a threshold level determined by the Index Provider.

5.

Comment:In the second full paragraph following the transformational changes bullet points, please clarify the language relating to the maximum weight of 2.00% and the target minimum weight of 0.20%. Does this mean that one company could be a maximum of 8% of the Index?

Response:The 8% refers to the weight within a particular Transformational Change. The maximum company weight within the Index is 2%. Per the index methodology, an 8% weight in a single Transformational Change would correspond to a 2% weight in the Index since each Transformational Change comprises only 25% of the total index. The Trust has revised the disclosure in response to this Comment 5, Comment 6, and Comment 7 as follows:

Each company is weighted within the relevant Transformational Change based on its Relevance Scores based on the product of its Relevance Score and its free-float market capitalization. Each Transformational Change is weighted as 25% of the Index. Companies may be selected for more than one Transformational theme, but final weights for each company are subject to a maximum weight of 2.00% across the Index These percentages are allowed to fluctuate between semi-annual reconstitution dates and may be higher or lower than the indicated amounts until they are reset at the next Index reconstitution date. As of June 1, 2020, the Index included 144 companies.

6.

Comment:Please clarify the smallest representation of a company in the Index. A review of the Index shows nearly 20 constituents at 0.14% but the disclosure seems to indicate that the smallest representation may be 0.20%.

Response:The Trust has revised the disclosure as indicated in the response to Comment 5.
7.	Comment:Please state the number of companies in the Index as of a recent date.
Response:The Trust has revised the disclosure as indicated in the response to Comment 5.
8.	Comment:Please consider adding disclosure as to what industry the Index is concentrated in. Does technology risk need to be added to the Principal Risks section?
Response:The Trust has revised the disclosure to address this comment.
Principal Risks
9.

Comment:Please consider for larger risk disclosures, such as Foreign Investments Risk/Emerging Market Risk, breaking the disclosure into bullet points or using sub-headings to make it easier for an investor to understand.

Response:The Trust will consider revising the risk disclosures as you have suggested in its next regularly scheduled update to its registration statement.
Investment Objectives, Principal Investment Strategies and Related Risks
10.	Comment:On page 10 under “Principal Investment Strategies”, please confirm if the bracketed language relating to Rule 35d-1 and the 80% test will apply to this Fund or if it will be removed.
Response:The Trust has removed the bracketed language as it does not view the Fund as subject to Rule 35d-1.
11.

Comment: In the section titled “ Additional Information About the Index” on page 15, please explain if the words “within a Transformational Change” should read “within the Index.” It appears that the 8% figure may refer to the Index as a whole and not one of the four Transformational Changes.

Response:The 8% refers to the weight within a particular Transformational Change. The maximum company weight within the Index is 2%. Per the index methodology, an 8% weight in a single Transformational Change would correspond to a 2% weight in the Index since each Transformational Change comprises only 25% of the total index. The Trust has revised the disclosure as follows:

Index Company Weighting: The Index Provider sets Index company weights at the semiannual Index reconstitution. Companies are first weighted within the Transformational Change(s) for which they were selected by the product of Relevance Score and free float market capitalization. Each Transformational Change is weighted 25% in the Index. Companies may be selected for more than one Transformational Change but company weights are subject to a maximum of 2.00%  with excess weight distributed in a manner to ensure each Transformational Theme receives 25% weight in the Index and other conditions are met.

Statement of Additional Information

12.

Comment:On page 47 under the section titled “Investment Restrictions”, please remove the disclosure relating to the DJ Brookfield Global Infrastructure ETF’s reliance on the Stradley-Ronon no-action letter relief.

Response:The Trust has removed the disclosure to address this comment.

Part C / Exhibits

13.

Comment:In the next 485A filing, please include the legal opinion relating to the legality of the shares being offered.  Please also consider removing the reference to an auditor consent being filed by amendment unless it is anticipated that such a consent will be needed and/or filed.

Response:The Trust will file the legal opinion with the next 485A filing. The Trust will not file an auditor consent with the next 485A filing.

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We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.  Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel

1	On August 8, 2020, the Trust filed Post-Effective Amendment 217 under the 1933 Act and 226 under the 1940 Act also relating to the Fund.

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